CONFIDENTIAL TREATMENT REQUESTED BY NEUSTAR, INC.

Certain portions of this letter as filed via Edgar have been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced in this letter as filed via Edgar with a placeholder identified by the mark “[**].”

April 17, 2012

VIA EDGAR AND COURIER

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NeuStar, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 29, 2012

File No. 001-32548

Dear Mr. Spirgel:

In connection with your review of the NeuStar, Inc. (the “Company” or “we”) Form 10-K for the fiscal year ended December 31, 2011, filed on February 29, 2012, we respectfully submit the following responses to the comments in your letter dated April 3, 2012. Your comments are set forth below, followed by our responses.

Summary of Operating Segments, pages 37 and 40

Comment

1.	Please provide a detailed discussion of your segment results of operations. Refer to Item 303 of Regulation S-K.

Response

In future filings, our Management’s Discussion & Analysis (“MD&A”) section will contain a detailed discussion of the reasons for changes in segment operating results and, consistent with Item 303 of Regulation S-K, we will discuss factors that materially affect our segment contribution. In particular, we will include a qualitative and quantitative narrative of segment revenue and segment operating costs, to the extent such increases or decreases are material or impact trends, and the resulting impact on our segment contribution.

CONFIDENTIAL TREATMENT REQUESTED

BY NEUSTAR, INC.

Below is a draft of our anticipated disclosure of our segment results of operations, which we will include in our Form 10-Q for the quarter ended March 31, 2012. This disclosure will be updated each reporting period and will be included in all future filings in the MD&A section titled, “Summary of Operating Segments.”

Summary of Operating Segments

The following is a discussion of our operating segment results for the three months ended March 31, 2011 and 2012:

Carrier Services. Revenue from our Carrier Services operating segment increased $14.8 million due to an increase of $11.1 million in revenue from Numbering Services and an increase of $3.8 million in revenue from Order Management Services. The $11.1 million increase in revenue from our Numbering Services was primarily the result of an $11.3 million increase in the fixed fee established under our contracts to provide NPAC services. The increase in Order Management Services revenue was due to the acquisition of our licensed order management services completed in the third quarter of 2011 and greater demand from existing customers. Segment operating costs for Carrier Services totaled $15.5 million, an increase of $2.5 million. This increase in segment operating costs was primarily driven by the acquisition of our licensed order management services. In particular, personnel and personnel-related expense increased $2.7 million due to increased headcount attributed to the acquisition and to support revenue growth. Carrier Services segment revenue less its segment operating costs resulted in a segment contribution of $108.8 million, an increase of $12.3 million.

Enterprise Services. Revenue from our Enterprise Services operating segment increased $3.0 million due to an increase of $1.7 million in Registry Services primarily due to an increase in the number of common short codes and domain names under management. In addition, IIS revenue increased $1.3 million primarily due to our DNS solutions. Segment operating costs for Enterprise Services totaled $22.8 million, an increase of $1.9 million. This increase in segment operating costs was due to an increase of $1.3 million in personnel and personnel-related expense and an increase of $0.9 million in Registry Services royalty expense driven by increased revenue from managing a larger number of common short codes and domain names. These increases were partially offset by a decrease of $0.6 million in general facilities costs and network costs. Enterprise Services segment revenue less its segment operating costs resulted in a segment contribution of $16.7 million, an increase of $1.1 million.

Information Services. In the fourth quarter of 2011, we completed the acquisition of TARGUSinfo and established Information Services as a new operating segment. Revenue from our Information Services operating segment was $35.7 million, comprised of $22.7 million in Identification Services, $8.2 million in Verification & Analytics Services, and $4.8 million in Local Search and Licensed Data Services. Segment operating costs for Information Services totaled $17.7 million and included $12.4 million in personnel and personnel-related expense, $4.3 million in costs related to our information technology and systems and $1.0 million in data processing costs and general facilities costs. Information Services segment revenue less its segment operating costs resulted in a segment contribution of $18.0 million.

CONFIDENTIAL TREATMENT REQUESTED

BY NEUSTAR, INC.

3. Acquisitions and Discontinued Operations

TARGUSinfo Acquisition, page 64

Comment

2.	We note that your purchase price allocation to customer relationships, acquired identified technology and goodwill represented 38.1%, 7.1% and 65.3%, respectively, of the total purchase price. In addition, we note that TARGUSinfo manages “unique, secure databases” and such databases will provide services to current and new customers. Further, the TARGUSinfo acquisition will allow you to “offer a much more diverse portfolio of services.” Please tell us in more detail the specific assumptions and estimates used to determine the fair values of the customer relationships and acquired identified technology intangible assets. Include in your response an explanation of how you considered and determined the future economic returns expected from such assets including the analysis of future trends. Tell us if you used the same assumptions and estimates when deciding whether $658.0 million was a reasonable price for the acquired business. Based on your disclosures in your filings, it is unclear to us why the fair values of the customer relationships and acquired identified technology do not represent a significant amount of the total purchase price.

Response

Background

The acquisition of TARGUSinfo significantly extended our portfolio of services into the real-time information and analytics market. This acquisition combined TARGUSinfo’s leadership in caller identification services and online information services with our strengths in network information services. This combination provided us with the opportunity to leverage Neustar’s existing authoritative, unique and secure databases in a new way. The combination of our existing company resources and TARGUSinfo’s analytics capabilities placed us in a position to provide value-added decision-making support for Internet, communications, entertainment, advertising and marketing industries for current and new customers. In essence, we accelerated our strategy to become a leader in the information services market, we diversified our existing portfolio of services, and created new product development opportunities. We expected to generate profitable revenue growth from the cross-selling of both companies’ existing service offerings and from the ability to provide new or enhanced service offerings. We expected to sell these services to new and existing customers through the combined companies’ sales force and distribution channels. These factors represented the strategic rationale for the acquisition, and supported the negotiated purchase price.

We relied on the valuation work and the subject matter expertise of our Corporate Development team when evaluating this transaction. In addition, we worked with an independent third-party valuation firm who assisted us in estimating the fair value of the identified intangible assets for purposes of TARGUSinfo’s purchase price allocation. Management’s estimates and assumptions, which the independent third-party valuation firm utilized, are further discussed below.

CONFIDENTIAL TREATMENT REQUESTED

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Methods and assumptions used to determine the estimated fair value allocated to the identified intangible assets

The values of the intangible assets as of the acquisition date (November 8, 2011) were:

Customer Relationships	$ 256.7 million
Acquired Identified Technology	$ 46.5 million
Trade Names and Trademarks	$ 7.0 million

The specific assumptions and estimates used to determine the fair values of the customer relationships and acquired identified technology include the following:

Customer Relationships

At the acquisition date, TARGUSinfo had contracts with over 800 customers in diversified customer segments, including the cable, telecommunications, financial services, e-commerce, retail, education and government segments. We assumed that TARGUSinfo will maintain its customer contract renewal rates based on TARGUSinfo’s industry experience, positioning in the market, and history of recurring customer relationships. These existing contractual customer relationships represented an intangible asset that will generate future cash flows.

We estimated the fair value of these customer relationships using a discounted cash flow method. Under this method, the fair value is equal to the present value of the projected debt-free cash flows generated by the customer contracts that existed on the acquisition date. The assumptions and estimates used to support the negotiation of the purchase price were consistent with assumptions and estimates used for the valuation of these customer relationships.

The specific assumptions and estimates requiring management’s judgment when applying the discounted cash flow method included projected revenue and customer attrition rates, projected debt-free cash flows, and weighted-average cost of capital. These specific assumptions and estimates are discussed below.

•

We projected revenue from the existing customer relationships starting from the transaction date through the expected life of the customer relationships. We started our analysis using 2011 revenue as the base and then applied a weighted-average attrition rate of [**]% per year to reflect the anticipated churn of the existing customer base. The four-year historical customer-churn rates for TARGUSinfo provided the basis for the weighted-average attrition rate used in the revenue projections.

•

Next we forecasted expense to support the revenue projections to determine the estimated earnings before interest and taxes, or EBIT, attributable to the existing customers. EBIT was then used to estimate the debt-free cash flow before contributory asset charges. We considered only the cash flows from existing customers in our analysis. Specifically, we excluded the expected future cash flows associated with developing new business.

CONFIDENTIAL TREATMENT REQUESTED

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•

The debt-free cash flows were then burdened with contributory asset charges to account for capital charges for other tangible and intangible assets that contribute to the projected cash flows. The contributory asset charges were based on a lease rate concept that provided a fair return on TARGUSinfo’s investments in other asset classes. The contributory assets necessary to achieve the debt-free cash flow attributable to the customer relationships included non-cash net working capital, fixed assets, trade names and trademarks, the acquired technologies, and the assembled workforce.

•

We evaluated the level of risk and uncertainty related to the cash flows from the customer relationships based on market participant assumptions and concluded that it approximated TARGUSinfo’s weighted average cost of capital. As a result, an [**]% rate of return was utilized to discount the debt free cash flows and derived the fair value of the customer relationships.

Acquired Identified Technology

TARGUSinfo had developed certain information services and database software technologies that enabled processing of customer queries, verification of data from multiple sources, scoring of data and return of responses to customers. The specialized functionality of these technologies enabled TARGUSinfo to provide its customers with efficient, accurate data in response to their queries. Specifically, we identified two technologies: (a) the TARGUSinfo technology and (b) the Amacai and Localeze technology, based on the differing complexity of the search technologies, databases searched, responses provided, and markets served.

We estimated the fair value of the acquired technologies using the relief-from-royalty method, a form of both the market approach and income approach. Our assumptions and estimates utilized in the valuation were consistent with the financial projections used to support the negotiated purchase price.

The specific assumptions and estimates requiring management’s judgment when applying the relief-from-royalty method included market royalty rates, projected revenue, economic depreciation rate, and rate of return. These specific assumptions and estimates are discussed below.

•

We applied a royalty rate of 10% for the value of the TARGUSinfo technology and a royalty rate of 5% for the Amacai and Localeze technology. These rates were determined by evaluating the prevailing market royalty rates paid for the use of similar technology using a variety of sources through a review of market transactions involving licensing arrangements that operate in information services and database software-related industries. The market royalty rates ranged from 1.5% to 12.5%, with a median of 6.8% and an upper quartile of 10%. Given the varying complexities of the technologies, the competition in the different markets, and the lower projected revenue growth for the Amacai and Localeze technology, we utilized a royalty rate of 5% for the Amacai and Localeze technology and a royalty rate of 10% for the TARGUSinfo technology.

•	We determined the projected revenue attributable to the TARGUSinfo technology and the Amacai and Localeze technology, respectively, based on the projected revenue over

CONFIDENTIAL TREATMENT REQUESTED

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the expected useful life of the technologies. The revenue projections were based on the forecasts and long-term growth rates utilized in supporting the negotiated purchase price. Revenue was projected based on the product offerings related to each respective technology. Following the discrete forecast period, a long-term revenue growth rate of [**]% and [**]% was applied to the TARGUSinfo technology and the Amacai and Localeze technology, respectively. The long-term projected revenue growth rates for each of these technologies were determined by assessing the complexity of the technologies and their competitiveness in the markets in which they operate. Specifically, the TARGUSinfo technology is more complex and competes in a more mature market, while the Amacai and Localeze technology has less complexity and operates in a highly competitive market.

•

We applied an economic depreciation rate of 15% for both the TARGUSinfo technology and the Amacai and Localeze technology. The 15% depreciation rate was based on the expected level of enhancements and changes to the technologies on an annual basis. Both technologies are frequently refreshed and monitored for out-dated or conflicting information and their search and scoring algorithms are adjusted to provide real-time and relevant responses to its clients’ queries.

•

The cash flows from the after-tax royalty income were then discounted to a present value equivalent by applying a rate of return commensurate with the risk associated with achieving the royalty savings and incorporating the time value of money. An [**]% rate of return was utilized to determine the present value of the after-tax cash flows. This rate was consistent with TARGUSinfo’s weighted-average cost-of-capital, which was based on market participant assumptions as mentioned above.

Factors that contributed to the purchase price that resulted in the recognition of approximately $429.7 million of goodwill

The valuation of the intangibles discussed above applied a market participant valuation approach to the individual assets acquired. This valuation did not take into account buyer-specific synergies that were not otherwise available to a marketplace participant. Our purchase price considered buyer-specific future revenue and profit synergies of the combined organization, which are reflected in the goodwill.

Buyer-specific factors that contributed to the recognition of goodwill included:

•	Our acquisition of TARGUSinfo significantly extended our position in the information services market and accelerated our strategy to become a leader in this market.

•

We anticipated revenue growth from the cross-selling to each company’s customer base. This newly combined customer base provides us with increased customer diversification in the areas of cable, telecommunications, financial services, e-commerce, search engines, social networking, retail, education, online-advertising and government industries.

•	We anticipated revenue growth from new customers, new relationships and new product development opportunities created by the combined company resources and the

CONFIDENTIAL TREATMENT REQUESTED

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enrichment of Neustar’s existing product suite with TARGUSinfo’s analytics capabilities. Neustar has long provided communications, media and marketing companies with insights derived from their own data. This acquisition provided us with revenue and customer diversification through our ability to leverage combined information and predictive analytics capabilities. We are now positioned to broaden the companies we serve as well as to deliver deeper data analysis to our current customers.

•

The acquisition of TARGUSinfo included an experienced management team who will help us integrate, manage and grow the business. In addition, TARGUSinfo’s acquired workforce of approximately 450 employees included an employee base with experience in the areas of sales and technical research and development relevant in the information analytics market.

•	We anticipated certain cost synergies to be generated from the integration of general and administrative functions, although such synergies were not expected to be significant.

The factors described above were discussed with our Board of Directors as the strategic rationale for the acquisition and were used to support the purchase price negotiated for the transaction.

CONFIDENTIAL TREATMENT REQUESTED

BY NEUSTAR, INC.

In accordance with your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to your comments. We understand that you will be reviewing our responses and may have additional comments. Please feel free to contact the undersigned at (571) 434-5548 with any questions you may have concerning our response.

Sincerely,

/s/ Paul S. Lalljie
Paul S. Lalljie
Senior Vice President and Chief Financial Officer